                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                            CHAPARRAL RESOURCES, INC.
                                (Name of Issuer)


                    Common Stock, Par Value, $0.10 Per Share
                         (Title of Class of Securities)


                                    159420207
                                 (CUSIP Number)


                               Gaetano J. Casillo
                          Allen & Company Incorporated
           711 Fifth Avenue, New York, New York 10022, (212) 832-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 3, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e),(f) or (g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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                                         SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
         Allen Holding Inc.
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [x]
                                                              (b)  [ ]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4  SOURCE OF FUNDS
         Not Applicable
---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                  [ ]
---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------
7  SOLE VOTING POWER
186,286  (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
---------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
---------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
186,286  (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
---------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
---------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,286 (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                [x]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                  HC
==============================================================================

                                  SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen & Company Incorporated
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [x]
                                                              (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
         Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                  [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7 SOLE VOTING POWER
186,286  (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
186,286  (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
---------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       186,286   (includes 44,196 shares  underlying  warrants
to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                             [x]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.3 %
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                  CO, BD
==============================================================================

                                   AMENDMENT NO. 6
                                       TO THE
                                    SCHEDULE 13D

                  The Reporting Persons hereby amend their Schedule 13D relating to the common stock, par value $.10 per share (the "Common Stock"), of Chaparral Resources, Inc. (the "Issuer"), to report an additional loan of $1,000,000 made by Allen & Company Incorporated ("ACI") to the Issuer, as more fully explained in Item 6 below.

Item 5.  Interest in Securities of the Issuer

         (c) Other than the trades effected by ACI in its capacity as a market maker, no trades involving Issuer's Common Stock were made by ACI or AHI for their own accounts in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

                  On June 3, 1999, ACI agreed, at the Issuer's request, to extend a loan of $1,000,000 to the Issuer in exchange for a Promissory Note (the "Note"), with terms substantially the same as those contained in a loan previously made by ACI to the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Promissory Note by Chaparral Resources, Inc. and
Related Pledge Agreement - incorporated by reference to Amendment no.4 to this Schedule 13D.

Exhibit B: Officers and Directors of Allen Holding Inc. and
Allen & Company Incorporated - incorporated by reference to Amendment
                  no.4 to this Schedule 13D.

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 1999


ALLEN HOLDING INC.


         By:      /s/ Gaetano J. Casillo
----------------------------------------
              Gaetano J. Casillo
              Vice President

ALLEN & COMPANY INCORPORATED


         By:  /s/ Gaetano J. Casillo
----------------------------------------
              Gaetano J. Casillo
              Vice President
259253